Series Portfolios Trust
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202

November 27, 2023

VIA EDGAR TRANSMISSION

Mr. Raymond Be
United States Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, D.C. 20549

Re:	Series Portfolios Trust (the “Trust”)
File Nos. 333-206240 and 811-23084
InfraCap Small Cap Income ETF S000083155

Dear Mr. Be:

We are responding to comments received from the Securities and Exchange Commission’s (the “SEC”) Division of Investment Management staff (the “Staff”) on November 13, 2023, via telephone regarding the Trust’s Post-Effective Amendment (“PEA”) No. 177 to its registration statement. PEA No. 177 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”) on Form N‑1A on September 9, 2023, for the purpose of registering a new series of the Trust: the InfraCap Small Cap Income ETF (the “Fund”). A summary of the Staff’s comments, along with the Trust’s responses, is set forth below. Undefined capitalized terms used herein have the same meaning as in PEA No. 177.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

Prospectus – Summary Section - Fee Table

1.Staff Comment: Please provide a completed fees and expenses of the Fund table and expense example via correspondence at least 5 business days before including in an amendment pursuant to Rule 485(b) under the Securities Act of 1933. In your response, please supplementally confirm how estimated expenses were determined and how it was a reasonable estimate.

Response: The Trust responds by providing the completed Fees and Expenses of the Fund table and Expense Example below. The Trust further responds that estimated expenses, specifically interest expense on borrowings, were calculated based on the Fund’s expected growth in net assets and using the Fund’s estimated borrowings during the first year of operations, the current Overnight Bank Funding Rate, and an estimate of associated broker interest.

Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees(1)	0.80%
Distribution and Service (Rule 12b-1) Fees	0.00%
Other Expenses(2)	0.55%
Total Annual Fund Operating Expenses	1.35%

(1)The management fee is structured as a “unified fee.” Infrastructure Capital Advisors LLC (the “Adviser”) has agreed to pay all expenses incurred by the Fund except for interest charges on any borrowings, dividends and other expenses on securities sold short; taxes; brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments; acquired fund fees and expenses; accrued deferred tax liability; extraordinary expenses; distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act, and the unified management fee payable to the Adviser (collectively, the “Excluded Expenses”)
(2)“Other Expenses” are estimated for the Fund’s current fiscal year and include interest charges on borrowings, which is an Excluded Expense.

Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

One Year	Three Years
$137	$428

Prospectus – Summary Section - Principal Investment Strategies

2.Staff Comment: Please confirm in correspondence that the same capitalization limitations identified in the Fund’s definition of Small Cap companies will also apply to REITs, MLPs and ELNs.

Response: The Trust responds by supplementally confirming that, to the extent that REITs, MLPs and ELNs are included in the Fund’s policy of investing at least 80% of the Fund’s net asset in Small Cap companies (as defined in the Prospectus), it will apply the same capitalization limitations to REITs, MLPs and ELNs.

3.Staff Comment: With respect to the Fund’s investments in put and call options, please discuss in disclosure any limits or anticipated portion of the Fund’s assets and such options will represent.

Response: The Trust responds by supplementally confirming that, except for those limitations imposed by the 1940 Act, the Fund does not have a specified limit or anticipated portion of the Fund’s assets and such options will represent.

The Trust also responds by adding the following disclosure to the Summary Section:

“The extent of the Fund’s use of put and call options will vary depending on the Adviser’s assessment of market conditions and other factors.”

The Trust further responds by adding the following disclosure to Item 9:

“Rule 18f-4 under the 1940 Act requires that certain funds that engage in derivatives transactions beyond a specified limited amount must adopt and implement a written derivatives risk management program and quantitatively limit their use of derivatives based on the estimated potential risk of loss that a fund incurs from its derivatives transactions. Rule 18f-4 governs the way a fund must comply with the asset coverage requirements of Section 18 of the 1940 Act with respect to derivatives and certain other financing transactions. The Fund will comply with Rule 18f-4 as applicable.”

4.Staff Comment: To the extent that the Fund intends to achieve leverage through a material agreement such as a line of credit, please discuss the terms of that agreement and file the agreement as an exhibit to the Registration Statement.

Response: The Trust responds by adding the following disclosure:

“The Fund may enter into arrangements with counterparties that allow the Fund to borrow cash. Borrowings under such arrangements will be collateralized by the Fund’s investments. Interest on such borrowing arrangements is typically charged at the overnight bank funding rate plus an additional percentage rate on the amount borrowed.”

The Trust further responds that, to the extent the Fund enters into any such agreements that are deemed to be material, it will file the same agreements as exhibits to the Trust’s registration statement.

5.Staff Comment: The Staff notes the Fund is expected to have high portfolio turnover. Please discuss in disclosure the extent and, if possible, an estimate of the range of the Fund’s expected portfolio turnover.

Response: The Trust responds by revising the disclosure as follows:

“The Adviser expects, at times, to engage in active trading with high portfolio turnover of the Fund’s portfolio investments to achieve the Fund’s investment objective. The Adviser expects annual portfolio turnover may, at times, exceed 100% of the average value of the Fund’s portfolio.”

Prospectus – Summary Section - Principal Risks.

6.Staff Comment: The Staff notes that the Fund’s principal investment strategies are indicative of a value strategy. However, the Fund discloses Dividend-Paying Investments Risk as a principal risk. Please supplementally discuss or explain why Dividend-Paying Investments Risk is a principal risk of the Fund.

Response: The Trust responds by supplementally reminding the Staff that, in an effort to achieve the Fund’s investment objective and capital appreciation and current income, the Adviser may select securities of Small Cap companies that also pay dividends. Specifically, the disclosure notes that “Depending on the current market environment, the Adviser may select investments in sectors such as Utilities, REITs, Industrials and Pipelines, when it believes equity securities of these sectors offer high dividends and total return opportunities on a relative basis.” In addition, The Adviser has represented that such dividend paying securities will be a material part of the Fund’s principal investment strategies, and, accordingly, the Trust believes the inclusion of Dividend-Paying Investments Risk as a principal risk of the Fund is appropriate.

7.Staff Comment: To the extent the Fund is leveraged as a result of engaging in derivatives transactions, please update the Leverage Risk factor with respect to Rule 18f-4. Please also consider clarifying any borrowing limitations.

Response: The Trust responds by revising Leverage Risk factor as follows:

Item 4:

“Leverage Risk. Leverage is investment exposure which exceeds the initial amount invested. When the Fund borrows money for investment purposes, or when the Fund engages in certain derivative transactions, such as options, the Fund may become leveraged. The loss on a leveraged derivative instruments may far exceed the Fund’s principal amount invested. Leverage can magnify the Fund’s gains and losses and therefore increase its volatility. The Fund cannot guarantee that the use of leverage will produce increased income or a higher return on an investment. ~~The Fund will segregate liquid assets or otherwise cover transactions that may give rise to leverage to the extent required by the 1940 Act. This requirement limits the amount of leverage the Fund may have at any one time, but it does not eliminate leverage risk.~~ The use of leverage may result in the Fund having to liquidate holdings when it may not be advantageous to do so in order to satisfy its borrowing obligations or to meet segregation requirements.”

Item 9:

“Leverage Risk. Leverage is investment exposure which exceeds the initial amount invested. When the Fund borrows money for investment purposes, or when the Fund engages in certain derivative transactions, such as options, the Fund may become leveraged. The loss on a leveraged derivative instruments may far exceed the Fund’s principal amount invested. Leverage can magnify the Fund’s gains and losses and therefore increase its volatility. The Fund cannot guarantee that the use of leverage will produce increased income or a higher return on an investment. ~~The Fund will segregate liquid assets or otherwise cover transactions that may give rise to leverage to the extent required by the 1940 Act. This requirement limits the amount of leverage the Fund may have at any one time, but it does not eliminate leverage risk.~~ The use of leverage may result in the Fund having to liquidate holdings when it may not be advantageous to do so in order to satisfy its borrowing obligations or to meet segregation requirements. To the extent that the Fund borrows money from banks for investment purposes, the Fund will be required to pay interest on the loan, which is an Excluded Expense under the Fund’s unified fee, and will therefore increase expenses and reduce returns. The Fund’s bank loans may charge variable rate interest, which means that if interest rates rise, the Fund’s interest expense will increase.”

The Trust further responds by adding the following disclosure to the Derivatives Risk factor:

“Rule 18f-4 under the 1940 Act regulates a fund’s use of derivative investments and certain financing transactions. Among other conditions, Rule 18f-4 requires certain funds that invest in derivative instruments beyond a specified limited amount (generally greater than 10% of a fund’s net assets) to apply a value-at-risk based limit to their use of certain derivative instruments and financing transactions and to adopt and implement a derivatives risk management program.”

8.Staff Comment: Please clarify that the risks of short sales include a loss to the Fund if the stock price goes up.

Response: The Trust responds by adding the following disclosure to Short Sales Risk:

“If the underlying security goes up in price during the period in which the short position is outstanding, the Fund will realize a loss. The risk on a short sale is unlimited because the Fund must buy the shorted security at the higher price to complete the transaction. Therefore, short sales may be subject to greater risks than investments in long positions.”

9.Staff Comment: Please consider revising the High Portfolio Turnover Risk factor to include the extent to which and, if possible, an estimate of the range of the Fund’s expected portfolio turnover.

Response: The Trust responds by revising the disclosure as follows:

“High Portfolio Turnover Risk. A high portfolio turnover rate (portfolio turnover in excess of 100% of the average value of the Fund’s portfolio) has the potential to result in the realization and distribution to shareholders of higher capital gains, which may subject you to a higher tax liability. High portfolio turnover also necessarily results in greater transaction costs which may reduce Fund performance.”

Prospectus – Additional Information About the Fund – Principal Investment Strategies

10.Staff Comment: The Staff notes the Prospectus discloses that “ELNs will be included as equity securities for purpose of calculating the 80% policy”. Please clarify that the application of the Fund’s 80% policy is with respect to investing in Small Cap companies.

Response: The Trust responds by revising the disclosure as follows:

“~~The~~ ELNs designed to replicate the economic characteristics of the Russell 2000® Index (e.g. ELNs whose underlying securities fall within the capitalization range of the Russell 2000® Index) will be ~~included as equity securities~~ considered Small Cap companies for purposes of calculating the Fund’s 80% policy.”

11.Staff Comment: With respect to the Fund’s investments in ELNs, please clarify in the disclosure whether all ELNs have written call options in them or if the Fund intends to only invest in those that do.

Response: The Trust responds by supplementally confirming that not all ELNs have written call options in them, but that the Adviser anticipates that most ELNs that it will consider for inclusion for the Fund’s portfolio will include written call options. Accordingly, the Trust further responds by revising the disclosure as follows:

“The Fund may invest in ELNs in an effort to generate income. ELNs are structured as notes that are issued by counterparties, including banks, broker-dealers or their affiliates, and that are designed to offer a return linked to the underlying instruments within the ELN. For example, the ELNs the Fund may invest in are derivative instruments that are specially designed to combine the economic characteristics of the Russell 2000® Index and written call options in a single note form. The Fund expects that most, if not all, ELNs in which it may invest will include written call options. ELNs provide recurring cash flow to the Fund based on the premiums from the call options the ELNs write and are an important source of the Fund’s return. ~~The~~ ELNs designed to replicate the economic characteristics of the Russell 2000® Index (e.g. ELNs whose underlying securities fall within the capitalization range of the Russell 2000® Index) will be ~~included as equity securities~~ considered Small Cap companies for purposes of calculating the Fund’s 80% policy. Investing in ELNs may reduce the Fund’s volatility because the income from the ELNs would reduce potential losses incurred by the Fund’s equity portfolio. However, because of the call options written within an ELN, the investment would also normally reduce the Fund’s ability to fully profit from potential increases in the value of its equity portfolio.

12.Staff Comment: To the extent options and swaps are a material part of the Fund’s principal investment strategy, please discuss in more detail how the Adviser will implement the strategies. Discuss the data and analysis the Fund will use to select and use swap agreements. Please also add similar disclosure with respect to the Fund’s investments in short sales.

Response: The Trust responds by adding the following disclosure to Item 9:

“The Fund intends to maintain derivative exposure to component securities of the Russell 2000® Index or investments that have economic characteristics of the Russell 2000® Index, either individually or in the aggregate. The Fund intends to pursue this strategy by selling and/or writing out-of-the money call and put options on the iShares Russell 2000 ETF or Russell 2000® Index. An out-of-the-money call option is one whose strike price is higher than the market price of the underlying reference asset of the option. An out-of-the-money put option is one whose strike price is lower than the market price of the underlying reference asset of the option.

In pursuing the Fund’s options strategy, the Adviser will consider factors such as historical volatilities, implied volatilities and other risk metrics for the relevant securities, technical indicators, economic events, and component-specific indicators such as earnings events. The Fund will target strike prices over various time horizons but will generally sell shorter duration options (for example, duration between 10 and 90 days). The Fund may hold positions in equities and ETFs to cover the exposure from such option investment strategy.”

13.Staff Comment: The Staff notes that the Fund may invest in fixed income securities of Small Cap companies of varying duration. Please revise the disclosure and explain what duration means.

Response: The Trust responds by adding the following disclosure:

“Duration is a measure of the sensitivity of a security’s price relative to changes in interest rates.”

* * * * * *

I trust that the above responses and revisions adequately address the Staff’s comments. If you have any additional questions or require further information, please contact the undersigned at (414) 254‑6444.

Very truly yours,

/s/ Adam W. Smith
Adam W. Smith, Secretary
Series Portfolios Trust

CC: Andrew Zutz, Goodwin Procter LLP

Enclosures